PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 12, 1993)
$250,000,000
LOGO
5 7/8% DEBENTURES DUE 2006

The Debentures will mature on February 15, 2006. Interest on the Debentures is payable semiannually on February 15 and August 15 of each year, commencing August 15, 1996. The Debentures may not be redeemed prior to maturity and will not be subject to any sinking fund.

The Debentures will be represented by Global Securities registered in the name of the nominee of The Depository Trust Company, as the Depository (the "Depository"). Interests in the Debentures represented by Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its direct and indirect participants. Except as described herein, Debentures in definitive form will not be issued. The Debentures will trade in the Depository's Same-Day Funds Settlement System. All payments of principal and interest on Global Securities will be made by the Company in immediately available funds. See "Description of the Debentures."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

---------------------------------------------------------------------------------------------
                                         PRICE TO             UNDERWRITING      PROCEEDS TO
                                         PUBLIC(1)            DISCOUNT          COMPANY(1)(2)
Per Debenture........................    99.637%              .400%             99.237%
Total................................    $249,092,500         $1,000,000        $248,092,500
---------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from date of issuance to date of delivery.
(2) Before deduction of expenses payable by the Company estimated at $70,000.

The Debentures are offered subject to receipt and acceptance by the Underwriter, to prior sale and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of Global Securities representing the Debentures will be made to The Depository Trust Company on or about February 6, 1996.

------------------
----------------------------------------------

SALOMON BROTHERS INC
--------------------------------------------------------------------------------

The date of this Prospectus Supplement is February 1, 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBENTURES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

                                USE OF PROCEEDS

     Pacific Bell (the "Company") intends to apply the proceeds from the sale of the Debentures to reduce short-term debt used to refinance the following Company indebtedness called for redemption effective December 29, 1995: $102 million of the Company's 9 1/8% Debentures due December 15, 2030; $200 million of the Company's 7.80% Debentures due March 1, 2007; and $200 million of the Company's 7 5/8% Debentures due June 1, 2009.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges of the Company for the year ended December 31, 1995 is 4.51. For the purpose of calculating this ratio, earnings consist of income before taxes and fixed charges. Fixed charges include interest on indebtedness and the portion of rentals representative of the interest factor.

                              RECENT DEVELOPMENTS

     For the three months ended December 31, 1995, the Company reported earnings of $222 million on revenues of $2.236 billion as compared to earnings of $247 million on revenues of $2.326 billion for the three months ended December 31, 1994. For the year ended December 31, 1995, the Company reported a loss of $2.391 billion on revenues of $8.862 billion as compared to earnings of $1.071 billion on revenues of $9.067 billion for the year ended December 31, 1994. Excluding the effect of a one-time, non-cash extraordinary accounting charge of $3.36 billion, after taxes, for discontinuance of special accounting rules for regulated companies, the Company's earnings for the year ended December 31, 1995 would have been $969 million.

                         DESCRIPTION OF THE DEBENTURES

     The Debentures will be limited to $250,000,000 aggregate principal amount and will be issuable only in registered form in denominations of $1,000 and integral multiples thereof under an Indenture dated as of April 7, 1993, which is more fully described in the accompanying Prospectus under "Description of Debt Securities."

     The Debentures will mature on February 15, 2006. Interest on the Debentures will be paid from the date of issuance of the Debentures, expected to be on or around February 6, 1996, and will be payable semi-annually on August 15 and February 15 of each year, commencing August 15, 1996, to the persons in whose names the Debentures are registered at the close of business on the August 1 or February 1 prior to the payment date, at the annual rate set forth on the cover page of this Prospectus Supplement. Principal of and interest on the Debentures will be payable at the office or agency of the Company maintained for such purpose, which, at the date of this Prospectus Supplement, is the office of the Trustee, 101 California Street, San Francisco, California. Under the Indenture, at the option of the Company, interest on the Debentures may be paid by check or draft mailed to the person entitled thereto at the address of such person appearing on the register of Debentures.

     The Debentures may not be redeemed prior to maturity and will not be subject to any sinking fund.

     The Debentures will be issued in the form of one or more registered Global Securities which will be deposited with, or on behalf of, the Depository. The Global Securities will be registered in the name of Cede & Co., the Depository's nominee. Except for certain exceptions set forth in the Indenture, the registered Global Securities may be transferred, in whole but not in part, only to another nominee of the Depository or to a successor of the Depository or its nominee.

     The Depository holds securities for its participating organizations (the "Participants") and facilitates the settlement among Participants of securities transactions in such securities through electronic book-entry changes in its Participants' accounts. Participants include securities brokers and dealers (including the Underwriter), banks and trust companies, clearing corporations and certain other organizations. Access to the Depository's system is also available to others such as brokers, dealers, banks and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may beneficially own securities held by the Depository only through Participants or indirect participants.

     The Debentures will trade in the Same-Day Funds Settlement System of the Depository until maturity, and settlement for the Debentures will be made in immediately available funds. In connection therewith, all payments of principal of and interest on the Debentures will be made in immediately available funds. Because the Debentures will trade in the Depository's Same-Day Funds Settlement System, secondary market trading activity in the Debentures will be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Debentures.

                                 LEGAL OPINIONS

     Certain matters relating to the legality of the Debentures offered hereby will be passed on for the Company by Mr. James S. Hamasaki, General Counsel of the Company. As of December 31, 1995, Mr. Hamasaki beneficially owned or had an interest in approximately 1,114 shares of Pacific Telesis Group Common Stock and had unexercised options under the Pacific Telesis Group 1994 Stock Incentive Plan or its predecessor in the amount of 53,000 shares of Pacific Telesis Group Common Stock. Certain matters relating to the legality of the Debentures offered hereby will be passed on for the Underwriter by Pillsbury Madison & Sutro LLP. For many years, such firm has acted and continues to act as counsel in certain matters for the Company and certain of its affiliates.

                                  UNDERWRITING

     Salomon Brothers Inc has, under the terms of and subject to the conditions contained in an Underwriting Agreement dated February 1, 1996, agreed to purchase, and the Company has agreed to sell to Salomon Brothers Inc, all of the Debentures.

     The Underwriting Agreement provides that the obligations of Salomon Brothers Inc are subject to certain conditions precedent and that Salomon Brothers Inc will be obligated to purchase all of the Debentures if any Debentures are purchased.

     Salomon Brothers Inc proposes initially to offer the Debentures directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .300% of the principal amount of the Debentures. Salomon Brothers Inc may allow, and dealers may reallow, a concession not in excess of
 .250% of the principal amount of the Debentures to certain other dealers.

     The Debentures are a new issue of securities with no established trading market. The Company does not intend to apply for listing of the Debentures on a national securities exchange. The Company has been advised by Salomon Brothers Inc that it currently intends to make a market in the Debentures as permitted by applicable laws and regulations, but Salomon Brothers Inc is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

     The Underwriting Agreement provides that the Company will indemnify Salomon Brothers Inc against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments Salomon Brothers Inc may be required to make in respect thereof.

NO DEALER, SALESPERSON OR ANY OTHER
PERSON HAS BEEN AUTHORIZED TO GIVE
ANY INFORMATION, OR TO MAKE ANY
REPRESENTATIONS, OTHER THAN THOSE
CONTAINED IN THIS PROSPECTUS
SUPPLEMENT OR THE PROSPECTUS, IN
CONNECTION WITH THE OFFER CONTAINED
IN THIS PROSPECTUS SUPPLEMENT AND
THE PROSPECTUS, AND, IF GIVEN OR
MADE, SUCH OTHER INFORMATION OR
REPRESENTATIONS MUST NOT BE RELIED
UPON AS HAVING BEEN AUTHORIZED BY
THE COMPANY OR BY THE UNDERWRITER.
NEITHER THE DELIVERY OF THIS
PROSPECTUS SUPPLEMENT AND THE
PROSPECTUS NOR ANY SALE MADE
HEREUNDER AND THEREUNDER SHALL UNDER
ANY CIRCUMSTANCES CREATE AN
IMPLICATION THAT THERE HAS BEEN NO
CHANGE IN THE AFFAIRS OF THE COMPANY
SINCE THE DATE HEREOF. THIS
PROSPECTUS SUPPLEMENT AND THE
PROSPECTUS ARE NOT AN OFFER TO SELL
OR A SOLICITATION OF AN OFFER TO BUY
ANY SECURITY IN ANY JURISDICTION IN
WHICH IT IS UNLAWFUL TO MAKE SUCH
OFFER OR SOLICITATION.

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         TABLE OF CONTENTS

                                           PAGE
                                           ----
             PROSPECTUS SUPPLEMENT
Use of Proceeds..........................   S-2
Ratio of Earnings to Fixed Charges.......   S-2
Recent Developments......................   S-2
Description of the Debentures............   S-2
Legal Opinions...........................   S-3
Underwriting.............................   S-4
PROSPECTUS
Available Information....................     2
Incorporation of Documents by
  Reference..............................     2
The Company..............................     3
Use of Proceeds..........................     4
Ratio of Earnings to Fixed Charges.......     4
Recent Developments......................     4
Description of Debt Securities...........     4
Plan of Distribution.....................     8
Legal Opinions...........................     9
Financial Statements of the Company......     9

                                            $250,000,000
                                            LOGO
                                            5 7/8% DEBENTURES DUE 2006

                                       -----------------------------------------
                                            SALOMON BROTHERS INC
                                            ------------------------------------
                                            PROSPECTUS SUPPLEMENT
                                            DATED FEBRUARY 1, 1996